January 14, 2011

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

Re: Solar Capital Ltd.
        File No. 333-171185

Dear Mr. Boehm:

We have reviewed the registration statement on Form N-2 for Solar Capital Ltd. (the "Fund"), filed with the Commission on December 15, 2010. The registration statement registers the resale of common shares of the Fund by certain selling shareholders. Based upon Securities Act Release No. 6510 and the representations contained in your letter of December 22, 2010, we conducted a selective review of the registration statement. We have the following comments.

Please identify in the prospectus all institutional investors who purchased in the private placement the shares registered on this registration statement.

Have the institutional shareholders agreed not to dispose of or hedge the shares they acquired in the private placement without prior written consent? If not, why not? Does the registration statement serve as written consent for Messrs. Gross and Spohler, or must they still hold their shares until November, 2011?

Why does the Fund seek to register the shares so soon after the private placement?

Did Messrs. Gross and Spohler and the institutional investors purchase their shares at the then-current Fund NAV? If not, why not? What was the relationship between the purchase price and the NAV?

Cover

In the second sentence of the third paragraph, please change "*this* private placement" to "*the* private placement", as the registration statement is not for a private placement.

Summary

Solar Capital

Please identify the owners of the approximately 20 million shares issued, but not sold in the Fund's initial public offering.

<u>Market Opportunity</u>

The Market Opportunity and Competitive Advantage sections are too long and too centered on marketing for the Summary section. Please shorten and summarize the disclosure, especially in the competitive advantages section.

<u>Proprietary Sourcing and Origination</u>

Please update the portfolio disclosure set forth in the last sentence of the third paragraph of this section.

The Offering

<u>Fees and Expenses</u>

Please delete "(estimated)" from the total annual expenses line item of the fee table.

In the paragraph of narrative disclosure following the footnotes to the fee table, state what the figures in that paragraph would have been if the returns were derived entirely from capital gains.

<u>Selected Financial and Other Data</u>

Please provide the disclosure required by Item 4.3 of Form N-2, or explain why the registrant need not.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel